SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 3)

PRESIDENTIAL REALTY CORPORATION
(Name of Issuer)
Class A Common Stock, $.00001 par value Class B Common Stock, $.00001 par value
(Title of Class of Securities)

Class A: 741004105 Class B: 741004204
(CUSIP Number)
NICKOLAS JEKOGIAN, JR., TRUSTEE OF THE BBJ IRREVOCABLE FAMILY TRUST 312 Lewis Rd. Broomall, PA 19008 (917) 721-9057
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

January 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Class A: 741004105; Class B: 741004204
1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Nickolas Jekogian, Jr., Trustee of the BBJ Irrevocable Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER Class A: 226,013 Class B: 217,545
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER Class A: 226,013 Class B: 217,545
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON Class A: 226,013 Class B: 250,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A: 51.1% Class B: 4.20%
14.	TYPE OF REPORTING PERSON* IN

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by Nickolas Jekogian, Jr., Trustee of the BBJ Irrevocable Family Trust (the “Trust” or the “Reporting Person”). This Amendment No. 3 amends the Schedule 13D only as specifically set forth.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, $.00001 par value (the "Class A Common Stock") and the Class B Common Stock, $.00001 par value (the "Class B Common Stock"), of Presidential Realty Corporation, a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 1430 Broadway, Suite 503, New York, NY 10018.

Item 3.	Source and Amount of Funds or Other Consideration.

The Trust, as of January 6, 2017, was designated as proxy to vote on all matters with respect to 23,788 shares of Class A Common Stock owned by Thomas Viertel, 14,429 shares of Class A Common Stock owned by Steven Baruch and with respect to 10,783 shares of Class A Common Stock owned by Steven Baruch, as trustee, for an aggregate of 49,000 shares of Class A Common Stock. Each of the foregoing owners granted the Trust the option to purchase such respective shares at a purchase price of $2.00 per share out of the Trust’s funds.

Item 4.	Purpose of Transaction.

On December 16, 2016, the Company and its newly formed operating partnership, Presidential Realty Operating Partnership LP (“Presidential OP”), entered into an interest contribution agreement (the “Initial Agreement”) with First Capital Real Estate Trust Incorporated (“FC REIT”), First Capital Real Estate Operating Partnership (the “FC OP”), the operating partnership of FC REIT, Township Nine Owner, LLC, Capital Station Holdings, LLC, Capital Station Member, LLC, Capital Station 65 LLC and Avalon Jubilee LLC (“Avalon”). On January 6, 2017, the Company and the other parties to the Agreement entered into the First Amendment to the Initial Agreement (the “Amendment,” and, together with the Initial Agreement, the “Agreement”) as further described in the Company’s Form 8-K filed as of January 12, 2017.

As a condition precedent to the closing of the transactions contemplated by, and pursuant to, the Agreement, on January 6, 2017, the Company and Presidential OP entered into an Acknowledgement and Certification (the “Shareholder Certification”) with Nickolas W. Jekogian, III, The Trust, FC OP and FC REIT, pursuant to which the Trust agreed to, among other things, (i) exchange its shares of Class A Common Stock for shares of Class B Common Stock of the Company upon the occurrence and satisfaction of certain conditions, (ii) refrain from taking certain actions, and (iii) vote its shares of Class A Common Stock in favor of certain actions. Pursuant to such Shareholder Certification, the Company agreed not to issue or cause to be issued any shares of its Class A Common Stock.

On January 6, 2017, as contemplated by the Agreement, the sale of FC OP’s ownership interests in Avalon, which owns the fee simple interest in that certain real property consisting of 251, non-contiguous single-family, residential lots and a 10,000 square foot clubhouse, within the Jubilee at Los Lunas subdivision located in Los Lunas, New Mexico (the “Avalon Property”), closed (the “Closing”). At the Closing, in exchange for the contribution to Presidential OP of FC OP’s membership interests in Avalon, FC OP received 4,632,000 units of limited partnership interest in, and became a limited partner of, Presidential OP. Such limited partnership interests are convertible, upon the satisfaction of certain conditions, into shares of Class B Common Stock of the Company on a one-for-one basis. In connection with the Closing, FC REIT paid $800,000 to Presidential to be used as operating capital.

In connection with the foregoing, certain holders of Class A Common Stock of the Company, representing an aggregate of 49,000 shares of Class A Common Stock, entered into a Proxy and Option to Purchase with the Trust designating the Trust as proxy to vote on all matters with respect to their shares. In addition, such agreement granted the Trust an option to purchase such shares at a purchase price of $2.00 per share. The Company was not a party to such transaction.

The Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the transactions and the documents referenced herein are subject to and qualified in their entirety by reference to the complete text of such documents filed as exhibits to this Schedule 13D and to the Company’s Form 8-K dated January 12, 2017.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Person is the beneficial owner of 226,013 shares of Class A Common Stock of the Company which comprises 51.1% of the issued and outstanding Class A Common Stock. The Company’s certificate of incorporation prohibits beneficial ownership of more than 9.2% of the outstanding shares of the Company’s Common Stock. Accordingly, 32,455 of 125,000 shares of Class B Common Stock previously acquired by the Trust constitutes Excess Shares as provided in the Company’s certificate of incorporation. Excess Shares held by the Trust cannot be voted or disposed of by the Trust. The Reporting Person is the beneficial record holder of 250,000 shares of Class B Common Stock of the Company but is the beneficial owner of only 217,545 of such shares which comprises 4.2% of the issued and outstanding Class B Common Stock. In the aggregate, the Reporting Person is the beneficial owner of 443,558 shares of the Class A Common Stock and Class B Common Stock, which represents 7.9% of the total shares of the aggregate outstanding Class A Common Stock and Class B Common Stock.

The Reporting Person has sole power to vote or direct the vote of all of the shares of Class A Common Stock and Class B Common Stock described herein. The Reporting Person has the sole power to dispose or to direct the disposition of all of the shares of Class A Common Stock and Class B Common Stock described herein. Nickolas W. Jekogian, III, the son of the Reporting Person, disclaims beneficial ownership of all of the shares of Class A Common Stock and Class B Common Stock reported on by the Reporting Person herein.

(c) As more fully described in Item 3, the Trust, as of January 6, 2017, has been granted a proxy to vote on all matters with respect to an aggregate of 49,000 shares of Class A Common Stock. The Trust was granted the option to purchase such shares at a purchase price of $2.00 per share.

Other than as set forth in this Item 5(c), the Reporting Person has not effected any transaction in or related to the Class A Common Stock or the Class B Common Stock in the past sixty days.

(d) With respect to the 49,000 shares of Class A Common Stock as to which the Trust has received a proxy, the Trust believes that the respective record owners of such shares, and not the Trust, have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares of the Class A Common Stock. The Reporting Person affirms that except as set forth in the preceding sentence, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the remaining Class A Common Stock or the Class B Common Stock owned by the Reporting Person.

(e) As of January 6, 2017, pursuant to the transactions reported in Item 4, the Trust ceased to be a 5% or greater beneficial owner of the Class B Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the second paragraph of Item 4 above with respect to certain matters described therein. Other than what is disclosed in such Item 4, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be filed as Exhibits.

99.1	Acknowledgement and Certification dated January 6, 2017 among the Trust, Nickolas W. Jekogian, III, Presidential Realty Corporation, Presidential Realty Operating Partnership LP, First Capital Real Estate Trust Incorporated and First Capital Real Estate Operating Partnership (incorporated by reference to Exhibit 10.11 to the Form 8-K filed on January 12, 2017).

99.2	Proxy and Option to Purchase dated January 6, 2017 by and between Thomas Viertel and the Trust.*
99.3	Proxy and Option to Purchase dated January 6, 2017 by and between Steven Baruch and the Trust.*
99.4	Proxy and Option to Purchase dated January 6, 2017 by and between Steven Baruch, as trustee, and the Trust.*

*	Actual document was erroneously dated January 6, 2016.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    January 19, 2017

/S/ Nickolas Jekogian Jr. Nickolas Jekogian, Jr., Trustee of the BBJ Family Irrevocable Trust